FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 13TH OF JUNE 2013

1.            DATE, TIME AND PLACE: On the 13th of June, 2013, at 11:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Mr. Abilio dos Santos Diniz, Mr. Cláudio Eugenio Stiller Galeazzi, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean Charles Henri Naouri, Mr. Jean Louis Bourgier, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Mr. Ulisses Kameyama, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Fábio Schvartsman and Mr. Guilherme Affonso Ferreira were present. Also present, as guests, Mr. Christophe Hidalgo and Mr. Enéas Pestana.

4.            RESOLUTIONS: As the meeting was commenced, the members of the Board of Directors discussed the issues comprised in the agenda and approved the following resolutions:

4.1.        As per CB Group request under the Shareholders' Agreement of Via Varejo S.A., dated as of May 10, 2013 and according to the presentation to be made by Mr. Christophe Hidalgo, the members of the Board of Directors have decided the following:

4.1.1.     The structuring of the public offering of Via Varejo was discussed, having the members of the Board instructed that the public offering be structured, preferably, by means of the issuance of certificates of deposit of shares (“Units”), composed by one (1) ordinary share and two (2) preferred shares, listed on the Corporate Governance Level No. 2.

4.1.2.     The members of the Board discussed the choice of the investment bank which shall be responsible for acting as the Coordinator of the Public Offering of Via Varejo, having agreed with the appointment of the bank Credit Suisse, already appointed by the management of Via Varejo, for acting, together with Banco Bradesco BBI, as the investment bank responsible to act as the Coordinator of the Public Offering.

5. APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 13th of June, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Caio Machado Filho. Abilio dos Santos Diniz, Cláudio Eugenio Stiller Galeazzi, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Pedro Henrique Chermont de Miranda, Jean Charles Henri Naouri, Jean Louis Bourgier, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Ulisses Kameyama, Maria Helena dos Santos Fernandes Santana, Fábio Schvartsman and Guilherme Affonso Ferreira were present. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 13, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.